

May 18, 2021

C. David Cone
Executive Vice President and Chief Financial Officer
Taylor Morrison Home Corporation
4900 N. Scottsdale Road
Suite 6000
Scottsdale, AZ 85251

> **Re: Taylor Morrison Home Corp**
> **Form 10-K for the Fiscal Year Ending December 31, 2020**
> **Filed February 24, 2021**
> **File No. 001-35873**

Dear Mr. Cone:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ending December 31, 2020

Management's Discussion and Analysis
Factors Affecting Comparability of Results, page 35

1. We note your disclosure stating you recognized $74.1 million of expense related to purchase accounting for WLH. Please clarify for us what these purchase adjustments represent, why they were recorded as adjustments to expense, and how the amounts were determined. Cite any relevant accounting literature in your response.

Item 8. Financial Statements and Supplementary Data
5. Real Estate Inventory and Land Deposits, page 77

2. We note your disclosure on page 37 that you may be exposed to financial and other penalties if you fail to purchase land subject to land banking arrangements. Please clarify

for us whether the amount you disclosed as your maximum exposure to loss related to these arrangements includes the potential financial and other penalties.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Babette Cooper, Staff Accountant at 202-551-3396 or Robert Telewicz, Accounting Branch Chief at 202-551-3438 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction